UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-19433
Technology Solutions Company;The NASDAQ Stock Market LLC (NASDAQ Global)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
55 East Monroe Street, Suite 2600, Chicago, Illinois 60603, (312) 228-4500
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Rights to purchase one one-hundredth of a share of Series A Junior
Participating Preferred Stock, $.01 par value per share*
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐	17CFR240.12d2-2(a)(1)

☐	17CFR240.12d2-2(a)(2)

☐	17CFR240.12d2-2(a)(3)

☐	17CFR240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☑	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Technology Solutions Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 31, 2008	By	/s/ Timothy G. Rogers	Chief Financial Officer

Date		Name	Title
*	The preferred stock purchase rights expired on October 29, 2008, pursuant to the terms of the rights agreement, dated as of October 29, 1998, between Technology Solutions Company and ChaseMellon Shareholder Services, LLC, as amended.